December 18, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Paul Fischer

Re:    Novatel Wireless, Inc.
Registration Statement on Form S‑3
File No. 333-207255 (the “Registration Statement”)
Request for Acceleration of Effectiveness

Dear Mr. Fischer:
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Novatel Wireless, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement to 4:30 p.m. Eastern Standard Time on December 21, 2015, or as soon thereafter as practicable.
In connection with this request for acceleration, the Company hereby acknowledges that:

i.
should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

ii.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

iii.
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOVATEL WIRELESS, INC.
9645 Scranton Road Suite 205 San Diego CA 92121
Toll Free: 888 888 9231 Main: 858 812 3400 Fax: 858 812 3402
Internet: www.novatelwireless.com

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Teri O’Brien by telephone at (858) 458-3031.

Very truly yours,

NOVATEL WIRELESS, INC.

By: /s/ Lance Bridges
Name: Lance Bridges
Title: Senior Vice President, General Counsel and Secretary